SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                                 (Rule 13D)
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                     Emmis Communications Corporation
                              (Name of Issuer)


                Class A Common Stock, par value $0.01 per share

                      (Title of Class of Securities)

                                   291525103
                                 (CUSIP number)

                              Steven M. Kleiman
                            Zazove Associates, LLC
                        Zazove Aggressive Growth Fund, L.P.
                             1001 Tahoe Blvd.
                        Incline Village, NV 89451
                             (775) 886-1500
           (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               September 30, 2010
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



CUSIP No. 291525103

  1.  Names of Reporting Persons.  Zazove Aggressive Growth Fund, L.P.
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [ ]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   Cayman Islands


                   7.  Sole voting power       337,883 (1)
Number of
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  337,883 (1)
each
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     337,883 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     1.02% (1)

14.  Type of Reporting Person (see instructions)   PN

(1) Reporting Person beneficially owns 138,477 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 337,883 shares of Class A Common Stock. The calculation of percentage ownership is based on 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010, as disclosed in the Issuer's Schedule 14d-9 filed on June 23, 2010, plus 337,883 Class A Common Stock that would be issued upon conversion of the 138,477 shares of 6.25% Series
     A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Person.

CUSIP  291525103


Item 1. Security and Issuer.
        This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 15, 2010 and relates to Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of Emmis Communications Corporation, an Indiana corporation (the "Issuer"). The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.


Item 2.	Identity and Background.
        This Schedule 13D is being filed by Zazove Aggressive Growth Fund, L.P., a Cayman Islands exempted limited partnersip.
        (the "Reporting Person"). The Reporting Person is an investment partnership with its principle place of business being located at 1001 Tahoe Blvd., Incline Village, NV 89451.

        The sole general partner of the Reporting Person is Zazove Associates, LLC, a Delaware limited liability company with its principle place of business being located at 1001 Tahoe
        Blvd., Incline Village, NV 89451 (the "General Partner"). The General Partner is in the business of managing investment portfolios. Gene T. Pretti ("Pretti") is the controlling equity holder of the General Partner. Pretti's principal occupation or employment is as Chief Executive Officer and Sr. Portfolio
        Manager of the General Partner.

        During the past five years, neither the Reporting Person, the General Partner nor Pretti have been (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrtative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        The Reporting Person expended $731,018 of its own investment capital in acquiring the 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") held by the Reporting Person, which Preferred Stock is convertible into Class A Common Stock.


Item 4. Purpose of Transaction

On September 30, 2010, the lock-up agreement signed on July 9, 2010
(the "Lock-Up Agreement") by the Reporting Person,
Double Diamond Partners LLC, R2 Investments, LDC, DJD Group LLC,
Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC (collectively, the
"Locked-Up Holders") expired according to its terms. With the expiration of the Lock-Up Agreement, the Reporting Person may no longer be deemed to be a member of a group with the other Locked-Up Holders within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Reporting Person acquired and continues to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market, in a private transaction, as part of a cash tender offer or exhange offer, or otherwise.
Any such purchases or sales may be made at any time without prior notice. Except as set forth in the Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

The Reporting Person has determined that it currently expects its holdings and any future acquisitions of shares of Class
A Common Stock to be held in the ordinary course of its business and neither with the purpose nor the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Therfore, going forward, the Reporting Person will file reports regarding its holdings of the Class A Common Stock on Scedule 13G in accordance with the appicable rules issued under the Exchange Act.


Item 5. Interest in Securities of the Issuer


(a) Reporting Person beneficially owns 138,477 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 337,883 shares of Class A Common Stock, which represent 1.02% of the Class A Common Stock. The foregoing percentage is based on 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010, as disclosed in the Issuer's Schedule 14d-9 filed on June 23, 2010, plus 337,883 Class A Common Stock that would be issued upon conversion of the 138,477 shares of 6.25% Series A Preferred Stock, $.01 par value, of the
     Issuer held by the Reporting Person.


(b) The Reporting Person has sole voting and dispostive power with regard to the Preferred Stock that it holds, with the General Partner having the authority to act for the Reporting Person in its capacity as sole general partner.

(c) During the previous 60 dyas, The Reporting Person acquired 21,379 shares of 6.25% Series A Cumulative
     Convertible Preferred Stock on the open market as follows:

     Trade Date            Shares Purchased        Price per Share
     September 21, 2010    13,000                   $17.59
     September 22, 2010     8,279                   $17.25
     September 24, 2010       100                   $16.28

(d)  Not applicable.

(e) Upon the termination of the Lock-Up Agreement, the Reporting Person may no longer be deemed to be a member of a group with the other Locked-Up Holders within the meaning of Rule 13d-5(b) under Exchange Act and therefore may no longer be deemed to be a beneficial owner of more than five percent of the Class A Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, neither the Reporting Person, General Partner nor Pretti has any has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

The Lock-Up Agreement dated July 9, 2010 between the Reporting
Person and the other parties signatory thereto was previously filed on July 15, 2010.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.


Zazove Aggressive Growth Fund, L.P.

By:	 	Zazove Associates, LLC
Its:            General Partner

Signature       /S/ Steven M. Kleiman
Name:	 	Steven M. Kleiman
Title:	 	Chief Operating Officer